UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)[1]

Telephone and Data Systems, Inc. (Name of Issuer)

Common Shares, $0.01 par value (Title of Class of Securities)

879433100 (CUSIP Number)

LeRoy T. Carlson, Jr., c/o Telephone and Data Systems, Inc., Suite 4000
30 North LaSalle Street, Chicago, Illinois 60602
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 879433100	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trustees under Voting Trust under Agreement dated June 30, 1989, as amended

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A

8.	SHARED VOTING POWER – 6,058,263 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares, and are held by the reporting persons as trustees of a Voting Trust.

	9.	SOLE DISPOSITIVE POWER N/A

	10.	SHARED DISPOSITIVE POWER N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 8

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)– Reporting persons beneficially own approximately 94.1% of the Series A Common Shares of the Issuer, representing approximately 10.6% of the Issuer's outstanding classes of Common Stock and 52.7% of the Issuer's voting power in matters other than the election of directors.[1] The holders of Series A Common Shares (together with holders of outstanding Preferred Shares) are entitled to elect eight of the twelve directors of the Issuer.

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1] Based on 50,593,770 TDS Common Shares, 6,440,297 Series A Common Shares and 38,645 Preferred Shares issued and outstanding on December 31, 2003.

Schedule 13D
Issuer: Telephone and Data Systems, Inc.

        This Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by the Trustees of the Voting Trust under Agreement dated June 30, 1989, as amended. This Schedule 13D reports the ownership of Series A Common Shares, par value $0.01 per share (“Series A Common Shares”), that are convertible into Common Shares, par value $0.01 per share (“Common Shares”), of Telephone and Data Systems, Inc., a Delaware corporation (the “Issuer”).

Item 1.     Security and Issuer.

        This statement relates to the Common Shares of the Issuer. The principal executive office of the Issuer is located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60603.

Item 2.     Identity and Background.

        This Amendment No. 1 to Schedule 13D is being filed by the trustees (“Trustees”) of the Voting Trust under Agreement dated June 30, 1989, as amended (the “Voting Trust”), concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth Items 2(a) through 2(f) for each filing person.

        Voting Trust.         The Voting Trust is organized under Delaware law. The principal business address of the Voting Trust is c/o LeRoy T. Carlson, Jr., Telephone and Data Systems, Inc., Suite 4000, 30 North LaSalle Street, Chicago, Illinois 60602.

        Trustees.         The information required under paragraphs (a) – (c) and (f) with respect to the Trustees of the Voting Trust is set forth in Appendix A hereto, and incorporated herein by reference.

        The following is information required under paragraphs (d) and (e) for all filing persons.

        (d)        During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

        The Voting Trust holds Series A Common Shares pursuant to the voluntary agreement of the beneficiaries thereof. No funds were used by the Voting Trust to acquire any shares.

Item 4.     Purpose of Transaction.

        The Voting Trust holds Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders. Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares held in the trust. This Amendment No. 1 is being filed to update, as of December 31, 2003, the information that was included in the original filing dated March 28, 2003.

     (a) — (j) — None.

Item 5.     Interest in Securities of the Issuer.

(a)	As of December 31, 2003, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust and each of the Trustees may be deemed to beneficially own an aggregate of 6,058,263 Series A

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 4 of 7

Common Shares held by the Voting Trust, which are convertible into 6,058,263 CommonShares. See Appendix A for additional Common Shares beneficially owned by each of the Trustees.

(b)	The following information is provided with respect to the shares held by the Voting Trust. See Appendix B for information with respect to other shares beneficially owned by each of the Trustees.

(i) Sole Power to Vote or Direct the Vote:

None.

(ii) Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of Series A Common Shares, which are convertible on a share-for-share basis into Common Shares. The Voting Trust holds and the Trustees vote 6,058,263 Series A Common Shares of the Issuer, representing approximately 94.1% of the outstanding Series A Common Shares. The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer. The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately 52.7% of the combined voting power of the Issuer.[1] Therefore, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

(iii) Sole Power to Dispose or Direct the Disposition:

None.

(iv) Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

(c)	Except as disclosed below, no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust or the Trustees.

(i)

On November 7, 2003, December 9, 2003 and December 31, 2003, Walter C.D. Carlson acquired 24 Common Shares, 24 Common Shares and 275 Common Shares, respectively, pursuant to the Issuer's Compensation Plan for Non-Employee Directors;

(ii)	On November 7, 2003, December 9, 2003 and December 31, 2003, Dr. Letitia G.C. Carlson acquired 12 Common Shares, 12 Common Shares and 73 Common

[1] Based on 50,593,770 TDS Common Shares, 6,440,297 Series A Common Shares and 38,645 Preferred Shares issued and outstanding on December 31, 2003.

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 5 of 7

Shares, respectively, pursuant to the Issuer's Compensation Plan for Non-Employee Directors;

(iii)	On December 8, 2003, a certificate holder of the Voting Trust withdrew 700 Series A Common Shares from the Voting Trust; and

(iv)	On December 31, 2003, 5,540 Series A Common Shares were issued to accounts within the Voting Trust pursuant to the Issuer's dividend reinvestment plan.

(d)

Except as disclosed below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

Under the Terms of the Voting Trust, all cash dividends are distributed to the beneficiaries of the Voting Trust. The Trustees do not have the power to sell any Series A Common Shares deposited by a certificate holder without the consent of such certificate holder.

(e)	Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Voting Trust holds Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders. Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares held in the trust.

        The Voting Trust is the direct beneficial owner of Series A Common Shares, which are convertible on a share-for-share basis into Common Shares. The Voting Trust holds and the Trustees vote 6,058,263 Series A Common Shares of the Issuer, representing approximately 94.1% of the outstanding Series A Common Shares. The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer. The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately 52.7% of the combined voting power of the Issuer.[1] Therefore, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

Item 7.     Material to be Filed as Exhibits.

        (a)        Voting Trust Agreement, dated as of June 30, 1989, is hereby incorporated by reference to an exhibit to Post-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, No. 33-12943.

        (b)        Amendment dated as of May 9, 1991 to the Voting Trust Agreement dated as of June 30, 1989, is hereby incorporated by reference to Exhibit 9.2 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1991.

        (c)        Amendment dated as of November 20, 1992, to the Voting Trust Agreement dated as of June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1(c) to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1992.

        (d)        Amendment dated as of May 22, 1998, to the Voting Trust Agreement dated as of June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on June 5, 1998.

[1] Based on 50,593,770 TDS Common Shares, 6,440,297 Series A Common Shares and 38,645 Preferred Shares issued and outstanding on December 31, 2003.

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 6 of 7

        (e)        Amendment effective as of March 28, 2003, to the Voting Trust Agreement dated as of June 30, 1989, as amended, to cancel 500 voting trust certificates, is hereby incorporated by reference to Item 7(e) of the Schedule 13D filed by the Voting Trust dated March 28, 2003.

        (f)        Amendment effective as of March 28, 2003, to the Voting Trust Agreement dated as of June 30, 1989, as amended, extending the term of the Voting Trust from June 30, 2009 to June 30, 2035, is hereby incorporated by reference to Item 7(f) of the Schedule 13D filed by the Voting Trust dated March 28, 2003.

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004	TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989, AS AMENDED
/s/ Walter C. D. Carlson* Walter C.D. Carlson
/s/ Dr. Letitia G.C. Carlson* Dr. Letitia G.C. Carlson
/s/ Prudence E. Carlson* Prudence E. Carlson
/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr.
	*By:	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr. Attorney-in-Fact for above Trustees*
*Pursuant to previously filed Joint Filing Agreement and Power of Attorney

Signature Page to Amendment No. 1 to Schedule 13D relating to the direct beneficial ownership in the Common Shares of Telephone and Data Systems, Inc. by the Voting Trust.

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 1 of 3 of Appendix A	Appendix A

Trustees of the Voting Trust

(I)	(a)	Name:
Walter C.D. Carlson
	(b)	Business Address:
Sidley Austin Brown & Wood LLP 10 South Dearborn Street Chicago, Illinois 60603
	(c)	Present Principal Occupation or Employment:
Partner of the law firm of Sidley Austin Brown & Wood LLP (see above for address)
	(f)	Citizenship:
United States
(II)	(a)	Name:
LeRoy T. Carlson, Jr.
	(b)	Business Address:
Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment:
President and Chief Executive Officer of Telephone and Data Systems, Inc. (see above for address)
	(f)	Citizenship:
United States

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 2 of 3 of Appendix A

(III)	(a)	Name:
Dr. Letitia G. Carlson
	(b)	Business Address:
2150 Pennsylvania Avenue, N.W. Washington, D.C. 20037
	(c)	Present Principal Occupation or Employment:
Physician and Assistant Professor of George Washington University Medical Center (see above for address)
	(f)	Citizenship:
United States
(IV)	(a)	Name:
Prudence E. Carlson
	(b)	Business Address:
10 White Street New York, New York 10013
	(c)	Present Principal Occupation or Employment:
Writer/Art Critic
	(f)	Citizenship:
United States

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 3 of 3 of Appendix A

Name	Number of Common Shares Beneficially Owned As of December 31, 2003	Percent of Class of Common Shares

LeRoy T. Carlson, Jr.	416,636(1)	*
Walter C.D. Carlson	3,729(2)	*
Letitia C.G. Carlson	2,117(3)	*
Prudence E. Carlson	194,252(4)	*

*       Less than 1% of class. All of such ownership involves sole power to vote or dispose of unless otherwise indicated below.

(1)       Includes (A) 385,618 Common Shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days, (B) 12,399 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust, (C) 87 Common Shares held outside of the Voting Trust, (D) 7,268 Common Shares held in a 401(k) account for the benefit of LeRoy T. Carlson, Jr., and (E) 11,264 Common Shares held in a deferred compensation account for the benefit of Mr. Carlson and which have vested or will vest within 60 days. Does not include Series A Common Shares held in the Voting Trust and which are reported above, of which 175,369 shares are held for the benefit of LeRoy T. Carlson, Jr., 1,540,969 shares are held by family partnerships, of which Mr. Carlson is a general partner, and 91,113 shares are held for the benefit of his wife, his children and others. Also, does not include 5,177 Common Shares that may be acquired upon conversion of Series A Common Shares and 1,135 Common Shares held by Mr. Carlson's wife outside of the Voting Trust. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(2)       Includes 862 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 2,867 Common Shares held outside of the Voting Trust. Does not include Series A Common Shares held in the Voting Trust reported above, of which 1,085,565 shares are held for the benefit of Walter C.D. Carlson, 678,276 shares are held by a family partnership, of which Mr. Carlson is a general partner, and 112,798 shares held for the benefit of his wife and children in the voting trust. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(3)       Includes 931 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 1,186 Common Shares held outside of the Voting Trust. Does not include Series A Common Shares held in the Voting Trust, of which 1,057,028 shares are held for the benefit of Dr. Letitia G.C. Carlson, 678,276 shares are held by a family partnership, of which Dr. Carlson is a general partner, and 95,628 shares are held for the benefit of her husband and children. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Dr. Carlson in the Voting Trust.

(4)       Includes 194,242 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 10 Common Shares held outside of the Voting Trust. Does not include Series A Common Shares held in the Voting Trust, of which 1,004,276 shares are held by a family partnership, of which Prudence E. Carlson is a general partner, 678,276 shares are held by a family partnership, of which Ms. Carlson is a general partner, and 26,142 shares are held for the benefit of her husband and child. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Ms. Carlson in the Voting Trust.